Filed by: Sterling Check Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sterling Check Corp.

Commission File No. 001-40829

Date: February 29, 2024

The following FAQ was made available to employees of Sterling Check Corp. on February 29, 2024:

Q: Do I still have a job?

A: Yes, you are still an employee of Sterling and expected to deliver the same outstanding service and performance that our clients and candidates have come to expect from all of us.

Q: Why did Sterling’s Board and Management agree to combine with First Advantage?

A: The opportunity to bring two complementary background and identity services companies together offers multiple benefits for clients, shareholders, and employees. For many years, and especially since First Advantage and Sterling went public in 2021, both of our companies have grown and introduced new, technology-enabled processes and products to meet the needs of clients and candidates worldwide. Throughout it all, our two companies have gotten to know each other well and our management teams have built a lot of respect for one another.

We are confident that partnering with First Advantage is the right strategic step to position us for our next chapter. By joining with First Advantage, we can fully realize our long-term strategy of becoming one of the world’s most trusted background and identity services companies, differentiated by our deep market expertise, excellent client service, best-in-class data, and seamless workflows.

Q: How long will it be until the merger agreement closes?

A: Until the transaction closes, which is expected to occur in approximately the third quarter of 2024, it is business as usual at Sterling. We must remain focused on achieving our goals for 2024 and delivering on our commitments to our clients, candidates, shareholders, and one another.

Q: Will updates be provided to employees along the way?

A: Sterling employees should remain focused on business as usual. To the extent possible, we will use Josh Messages, Global Town Halls, and posts on Sterlink to provide updates to employees related to key milestones in the process.

Q: What happens if regulatory approval is denied?

A: We aren’t going to speculate on regulatory matters, but we believe there is a compelling strategic rationale for bringing the two companies together. If for some reason the transaction with First Advantage does not close, Sterling will continue as a separate company.

Q: Will my benefits change, or do they remain the same?

A: You are a Sterling employee, and we are continuing to operate as Sterling for now. As such, your current Sterling benefits remain in effect. The announcement today does not change the benefits you are currently enrolled in and offered by Sterling.

Q: Will my pay change because of the announcement today?

A: There is no change in your pay because of today’s announcement.

Q: Is Sterling still going to pay the Annual Incentive Plan (AIP) & Client Success bonuses for 2023?

A: Yes, AIP & Client Success bonuses for eligible employees will be paid in March 2024 per our standard process. Additional communication about the annual bonus process will be shared through managers with their eligible team members beginning March 6, 2024.

Q: Does the transaction announced today impact the ESPP available to employees in the U.S. and Canada?

A: Yes, there is an impact to the ESPP because of the transaction announced today. All employee contributions to the ESPP after February 29, 2024, will be halted. Additional information will be shared directly with the employees participating in the ESPP in the U.S. and Canada the week of March 4, 2024.

Q: Will my reporting structure change?

A: Your manager and reporting structure will not change in the near term based on the announcement today. Once the transaction closes, following receipt of regulatory and shareholder approval, an integration process will then begin.

Q: If the deal closes, will I get credit for my years of service if I join First Advantage?

A: Yes, your original hire date at Sterling as reflected in your Workday profile will be honored.

Q: If the transaction closes after the regulatory approvals, will there be a severance package if I am not placed in First Advantage?

A: The talent and capabilities of the Sterling team are among the reasons why our company is strong and attractive to First Advantage. It’s important to remember that these are still early days. While our respective teams are excited to be joining forces, there are still many decisions to be made as we work to close the transaction.

Q: Are my goals and expectations changing?

A: Expectations for outstanding service in support of clients and candidates will continue to be your top priority. The 2024 goal setting process that was launched for employees on February 20th is moving ahead with the initial step of setting personal goals due to be completed on March 1st.

Q: Who should we contact if I have questions?

A: Rely on your manager and your senior leader for support. Join Town Halls when they are scheduled over the weeks and months ahead. We are also launching a special section on Sterlink to provide factual updates as they develop. And as usual, you can rely on Josh Messages and All Things People emails as sources of reliable information.

Q: What policies and procedures will change?

A: All current Sterling policies and procedures remain the same and continue to apply to all employees. Additionally, employees are expected to show extra care in following the guidance provided by senior management related to interactions with any personnel at First Advantage and until final approvals are received and the deal closes.

Q: Will there be a disruption in my pay due to the announcement with First Advantage?

A: No, there will not be a disruption in your pay from Sterling.

Q: What will happen to my PTO?

A: The Sterling PTO policy does not change because of today’s announcement. Employees are encouraged to use their earned PTO to recharge and in support of their work-life balance.

Q: What will happen with the continuing integration of Socrates, A-Check and Vault Workforce Screening?

A: The work of our Transformation Office and integration teams is on track and will continue to move ahead. Socrates integration is almost complete and will wrap up in Q1 2024.

Q: What do we know about their company culture and values?

A: First Advantage has a strong company culture and an array of supportive employee-focused programs. You can learn more at https://fadv.com/.

Q: Will there be changes in leadership?

A: There are no immediate leadership changes at Sterling. Once regulatory and shareholder approvals are received and the deal closes, the integration process will begin.

Q: When will employees meet leaders and people from the other company?

A: Until the transaction closes, which is expected to occur in approximately the third quarter of 2024, Sterling and First Advantage will continue to operate as separate and independent companies. We ask that you refrain from contacting First Advantage employees and clients, or otherwise interacting with their business until closing.

Q: Why didn’t employees know about the merger in advance of the news release today?

A: As a public company, Sterling is subject to certain rules and regulations as mandated by the U.S. Securities and Exchange Commission (SEC). We announced the combination with First Advantage as soon as we were able to do so.

Q: I know some people who work at First Advantage, should I talk with them to learn more?

A: Until the transaction closes, which is expected to occur in approximately the third quarter of 2024, Sterling and First Advantage will continue to operate as separate and independent companies. We ask that you refrain from contacting First Advantage employees and clients, or otherwise interacting with their business until closing.

Q: Should I still try to sell new business and compete as usual?

A: Yes – absolutely. Until the transaction closes, which is expected to occur in approximately the third quarter of 2024, Sterling and First Advantage will continue to operate as separate and independent companies and will continue to compete in the market as normal.

We should strive to do our very best and that includes continuing to grow our client base and revenues and deliver the top-quality support and experiences that have made Sterling an industry leader.

Q: Can Sterling and First Advantage collaborate when responding to an RFP that’s up for bid?

A: No. This would be a violation of anti-trust law.

Q: What should I tell our clients?

A: Sterling leadership is reaching out to all our clients to confirm our commitment to them and excitement about the great opportunities ahead.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form a part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or a solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such sale, issuance or transfer of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, First Advantage Corporation (“First Advantage”) intends to file with the SEC a registration statement on Form S-4 that will include an information statement of Sterling Check Corp. (“Sterling”) and that also constitutes a prospectus of First Advantage. Each of First Advantage and Sterling may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the information statement/prospectus or registration statement or any other document that First Advantage or Sterling may file with the SEC. The information statement/prospectus (if and when available) will be mailed to stockholders of First Advantage and Sterling. INVESTORS AND SECURITY HOLDERS OF FIRST ADVANTAGE AND STERLING ARE URGED TO READ THE REGISTRATION STATEMENT, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and information statement/prospectus (if and when available) and other documents containing important information about First Advantage, Sterling and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by First Advantage will be available free of charge on First Advantage’s website at https://fadv.com/ or by contacting First Advantage’s Investor Relations department at investors@fadv.com. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s website at https://www.sterlingcheck.com/ or by contacting Sterling’s Investor Relations department at IR@sterlingcheck.com.

Forward-Looking Statements

This communication and any documents referred to in this communication contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it is intended that all forward-looking statements that Sterling or First Advantage make will be subject to the safe harbor protections created thereby. Forward-looking statements can be identified by forward-looking terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements that address Sterling’s and First Advantage’s future performance, business strategy, future operations, estimates and projections of revenues, losses, costs, expenses, returns, cash flow, and financial position, anticipated benefits of strategic transactions (including acquisitions and divestitures), and plans and objectives of management (including plans for future cash flow from operations), contained in this communication or any documents referred to herein are forward-looking statements. These statements also include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Sterling and First Advantage and each of their stockholders and the anticipated timing thereof. Sterling and First Advantage have based these forward-looking statements on current expectations, assumptions, estimates and projections. Such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Sterling and First Advantage’s control. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (iv) the effect of the announcement or pendency of the proposed transaction on Sterling’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Sterling or First Advantage and potential difficulties in Sterling employee retention as a result of the proposed transaction, (vi) risks related to diverting management’s attention from Sterling’s ongoing business operations, (vii) unexpected costs, charges or expenses resulting from the proposed transaction, (viii) certain restrictions during the pendency of the proposed transaction that may impact Sterling’s ability to pursue certain business opportunities or strategic transactions and (ix) the outcome of any legal proceedings that may be instituted against First Advantage or against Sterling related to the Merger Agreement or the proposed transaction. These and other important factors, including those discussed more fully elsewhere in this communication and in Sterling and First Advantage’s filings with the SEC, including their respective Forms 10-K, 10-Q and 8-K, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements contained in this communication are not guarantees of future performance and actual results of operations, financial condition, and liquidity, and the development of the industry in which each of Sterling and First Advantage operates, may differ materially from the forward-looking statements contained in this communication. Any forward-looking statement made in this communication speaks only as of the date of such statement. Except as required by law, neither Sterling nor First Advantage undertakes any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this communication.